SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

U.S. XPRESS ENTERPRISES, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

90338N103
________________________________________________________________________________
(CUSIP Number)

Patrick E. Quinn
4080 Jenkins Road
Chattanooga, Tennessee 37421
Telephone:  (423) 510-3308
Facsimile:  (423) 510-4003
____________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a  copy to:

Mark Scudder, Esq.
Scudder Law Firm P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

June 22, 2007
_________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mountain Lake Acquisition Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Max L. Fuller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 2,870,137(1)
	8.	Shared Voting Power 344,916 (2)
	9.	Sole Dispositive Power 2,801,387(3)
	10.	Shared Dispositive Power 344,916 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,215,053 (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 20.6% (5)
14.	Type of Reporting Person (See Instructions) IN

(1)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (v) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).  The employer's stock fund of the XPRE$$ SAVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

(2)
Comprised of 344,916 shares of Class A Common Stock owned by the Max Fuller Limited Partnership, LLP.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Limited Partnership, LLP.

(3)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (iv) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).

(4)
Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, (v) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007), and (vi) 344,916 shares of Class A Common Stock owned by the Max Fuller Limited Partnership, LLP.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Limited Partnership, LLP.

(5)
Based on 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock, in each case outstanding as of June 21, 2007.  In computing this percentage, the currently exercisable options to purchase 80,000 shares are also included in the outstanding shares.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such Class B shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Quinn Family Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 300,000[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 300,000[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,000 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 1.9%[2]
14.	Type of Reporting Person (See Instructions) PN

1 Comprised of 300,000 shares of Class A Common Stock owned by the Quinn Family Partnership.  Mr. Quinn’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Quinn Family Partnership.

2Based on 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock, in each case outstanding as of June 21, 2007.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such Class B shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

 CUSIP NO.:  90338N103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Max Fuller Limited Partnership, LLP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power
	8.	Shared Voting Power 344,916[1]
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 344,916[1]
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 344,916 [1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.2%[2]
14.	Type of Reporting Person (See Instructions) PN

1 Comprised of 344,916 shares of Class A Common Stock owned by the Max Fuller Limited Partnership, LLP and as to which Max L. Fuller shares voting and investment power as a result of his relationship with his wife, who holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Limited Partnership, LLP.

2 Based on 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock, in each case outstanding as of June 21, 2007.  The Class B Common Stock is entitled to two votes per share so long as the shares of Class B Common Stock are owned by Patrick E. Quinn or Max L. Fuller, or certain members of their immediate families.  In the event that any shares of Class B Common Stock cease to be owned by the foregoing, then such Class B shares that are no longer so owned are automatically converted to shares of Class A Common Stock.  The Class B Common Stock is not registered under Section 12 of the Securities Exchange Act of 1934.

Item 1.                      Security and Issuer.

This statement on Schedule 13D (the "Statement") relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of U.S. Xpress Enterprises, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Item 2.                      Identity and Background.

(a)           This Statement is being filed by Patrick E. Quinn, Max L. Fuller, the Quinn Family Partnership, the Max Fuller Limited Partnership, LLP, and Mountain Lake Acquisition Company ("MLAC")  (collectively, the "Reporting Persons" and individually, a "Reporting Person").  The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the transaction described in Item 4 of this Statement.  Except as expressly set forth in this Statement, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock or Class B Common Stock of the Issuer, par value $.01 per share (the "Class B Common Stock," and together with the Class A Common Stock, the "Common Stock"), beneficially owned by any other Reporting Person.

This Statement amends and restates in its entirety the Schedule 13D of Max L. Fuller (filed with the Securities and Exchange Commission ("SEC") on October 14, 1994, as amended by Amendments No. 1, No. 2, and No. 3 (filed with the SEC on April 24, 1995, October 24, 2000, and March 1, 2005, respectively)), with respect to Mr. Fuller's beneficial ownership of the Class A Common Stock.  This Statement also amends and restates in its entirety the Schedule 13D of Patrick E. Quinn (filed with the SEC on October 14, 1994, as amended by Amendments No. 1, No. 2, and No. 3 (filed with the SEC on April 24, 1995, October 24, 2000, and March 1, 2005, respectively)), with respect to Mr. Quinn's beneficial ownership of the Class A Common Stock.

(b) - (c)

Patrick E. Quinn

Patrick Quinn's business address is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  His principal occupation is Co-Chairman of the Board, President, and Treasurer of the Issuer.  The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Max L. Fuller

Max L. Fuller's business address is c/o U.S. Xpress Enterprises, Inc, 4080 Jenkins Road, Chattanooga, TN 37421.  His principal occupation is Co-Chairman of the Board, Chief Executive Officer, and Secretary of the Issuer.  The principal business address of the Issuer is 4080 Jenkins Road, Chattanooga, Tennessee 37421.

Quinn Family Partnership

The Quinn Family Partnership is a partnership organized under the laws of the state of Tennessee.  Its principal address is c/o U.S. Xpress, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Anna Marie Quinn is the General Partner of the Quinn Family Partnership.  The Quinn Family Partnership holds shares of the Issuer for the benefit of certain members of the Quinn family.

Max Fuller Limited Partnership, LLP

The Max Fuller Limited Partnership, LLP is a limited partnership organized under the laws of the state of Nevada.  Its principal address is c/o U.S. Xpress, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Janice B. Fuller is the General Partner of the Max Fuller Limited Partnership, LLP.  The Max Fuller Limited Partnership, LLP holds shares of the Issuer for the benefit of certain members of the Fuller family.

Mountain Lake Acquisition Company

MLAC is a corporation organized under the laws of Nevada by Messrs. Quinn and Fuller to conduct the offer (as defined in Item 4 below).  MLAC currently has no operations.  MLAC's principal address is c/o Max Fuller @ 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Mr. Quinn is the President and Treasurer and Mr. Fuller is the Chief Executive Officer and Secretary of MLAC.

(d)           During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

(f)           Both Patrick E. Quinn and Max L. Fuller are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

Patrick E. Quinn and Max L. Fuller acquired all shares of Class A Common Stock and Class B Common Stock prior to the initial public offering of the Issuer, through open market purchases using personal funds, or through their service as an officer or director of the Issuer.  The Quinn Family Partnership and Max Fuller Limited Partnership, LLP acquired their shares of Class A Common Stock through transfers made by Patrick E. Quinn and Max L. Fuller, respectively. MLAC does not have any shares or other assets beyond its initial cash capitalization.

With respect to the proposed transaction described in Item 4 of this statement (which Item 4 is incorporated herein by reference), the Reporting Persons estimate that the amount of funds necessary to consummate the transaction would be approximately $190.0 million.  The financing of such amount is expected to be provided pursuant to the Debt Financing Letter (as defined in Item 4).

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Debt Financing Letter (as defined in Item 4), which is incorporated herein by reference.

Item 4.                      Purpose of Transaction.

As set forth in a letter dated June 22, 2007 (the "Proposal Letter"), the Reporting Persons have submitted to the Issuer's Board of Directors (the "Board of Directors") a proposal indicating their intent, through MLAC to commence a tender offer (the "Offer") as soon as practicable, to purchase for cash any and all of the outstanding shares of Class A Common Stock of the Issuer not presently owned by the Reporting Persons and certain affiliated entities at a purchase price of $20.00 per share.  The tender offer price represents a premium of 44% over the $13.88 per share average reported closing price of the Issuer’s Class A common stock for the 30 trading days ended on June 21, 2007, the last trading day before the announcement of the tender offer, and a 41% premium over the $14.23 per share reported closing price on June 21, 2007, the last trading day before the announcement of the Offer.  Together, the Reporting Persons and their affiliated entities together beneficially own approximately 28% of the Issuer’s outstanding Class A Common Stock, as well as 100% of the Issuer’s outstanding Class B Common Stock, for an aggregate of approximately 42% of the outstanding Common Stock.  The Class A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to two votes per share.  On June 22, 2007, the Reporting Persons issued a press release regarding the Offer.  The Offer will be conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the Offer at least that number of shares of the Issuer’s Class A Common Stock (1) that would, when aggregated with the shares of all Common Stock currently owned by the Reporting Persons and certain affiliated entities, represent at least 90% of all the Issuer’s Common Stock then outstanding, and (2) that represent at least a majority of the total number of shares of the Issuer’s Common Stock outstanding on such date that are not held by the Reporting Persons, their affiliates, or the directors and executive officers of the Issuer.  Promptly following the completion of the Offer, Mountain Lake Acquisition Company expects to cause a "short form" merger (the “Merger”) in which it would acquire at $20.00 per share any Class A Common Stock of the Issuer that was not acquired in the Offer.  Copies of the Proposal Letter and the press release are being filed herewith as Exhibits 2 and 3, respectively.

The Reporting Persons anticipate that, upon consummation of the Offer and the Merger, the Class A Common Stock would be delisted from trading on the Nasdaq Stock Market and deregistered with the SEC.

MLAC has obtained a commitment letter from SunTrust Bank and SunTrust Capital Markets, Inc. to fund the proposed Offer and provide post-closing financing (the "Debt Financing Letter").  The Debt Financing Letter is subject to customary conditions, and the Offer will also be conditioned upon the receipt of funds as described in the Debt Financing Letter.  A copy of the Debt Financing Letter is being filed herewith as Exhibit 4.

Other than changes in the capitalization, corporate structure, board of directors, and/or governing documents resulting from a transaction of the type described above, the Reporting Persons have no present plans or proposals with respect to any other action referred to in instructions (a) through (j) of Item 4 of the form of Schedule 13D.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter and the Debt Financing Letter, which are incorporated herein by reference.

Item 5.                      Interest in Securities of the Issuer.

(a) – (b)

Patrick E. Quinn

As of June 21, 2007, there were 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock outstanding.  As of the date hereof, Mr. Quinn may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 3,343,993 shares of Common Stock of the Issuer,3 representing approximately 21.4% of the issued and outstanding shares of Common Stock.  Mr. Quinn expressly disclaims beneficial ownership of the 300,000 shares held by the Quinn Family Partnership.

3 Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, (v) 3,007 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007), and (vi) 300,000 shares of Class A Common Stock owned by the Quinn Family Partnership.  Mr. Quinn’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Quinn Family Partnership.

4Comprised of (i) 1,372,105 shares of Class A Common Stock of Issuer owned directly by Patrick E. Quinn, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Quinn as to which Mr. Quinn exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, and (v) 3,007 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).  The employer's stock fund of the XPRE$$ SAVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant

Mr. Quinn has the sole power to vote 3,043,993 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.4  Mr. Quinn has the sole power to dispose of 2,975,243 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.5

Mr. Quinn’s wife, Anna Marie Quinn, holds the power to vote and dispose of 300,000 shares of Class A Common Stock as the General Partner of the Quinn Family Partnership.  Mrs. Quinn's address for purposes of this filing is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Mrs. Quinn's principal occupation involves civic and philanthropic commitments.  During the last five years, Mrs. Quinn has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.  Mrs. Quinn is a citizen of the United States of America.

Max L. Fuller

As of June 21, 2007, there were 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock outstanding.  As of the date hereof, Mr. Quinn may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 3,215,053 shares of Common Stock of the Issuer,6 representing approximately 20.6% of the issued and outstanding shares of Common Stock.  Mr. Fuller expressly disclaims beneficial ownership of the 344,916 shares held by the Max Fuller Limited Partnership, LLP.

Mr. Fuller has the sole power to vote 2,870,137 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.7  Mr. Fuller has the sole power to dispose of 2,801,387 of the shares of Common Stock of the Issuer for which beneficial ownership is reported.8

Mr. Fuller’s spouse, Janice B. Fuller, holds the power to vote and dispose of such 344,916 shares of Class A Common Stock as the General Partner of the Max Fuller Limited Partnership, LLP.  Mrs. Fuller's address for purposes of this filing is c/o U.S. Xpress Enterprises, Inc., 4080 Jenkins Road, Chattanooga, Tennessee 37421.  Mrs. Fuller's principal occupation involves civic and philanthropic commitments.  During the last five years, Mrs. Fuller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.  Mrs. Fuller is a citizen of the United States of America.

5 Comprised of (i) 1,372,105 shares of Class A Common Stock owned directly by Patrick E. Quinn, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Patrick E. Quinn, and (iv) 3,007 shares of Class A Common Stock held in Mr. Quinn's 401(k) account (with the number of shares being equal to Mr. Quinn's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).

6 Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, (v) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007), and (vi) 344,916 shares of Class A Common Stock owned by the Max Fuller Limited Partnership, LLP.  Mr. Fuller’s spouse holds the sole power to vote and dispose of such shares as the General Partner of the Max Fuller Limited Partnership, LLP.

7 Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) 68,750 unvested shares of restricted Class A Common Stock granted to Mr. Fuller as to which Mr. Fuller exercises voting power, (iii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iv) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (v) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).  The employer's stock fund of the XPRE$$ SAVINGS 401(k) Plan is unitized and as such does not itself allocate a specific number of shares to each participant.

8 Comprised of (i) 1,190,084 shares of Class A Common Stock owned directly by Max L. Fuller, (ii) currently exercisable options to purchase 80,000 shares of Class A Common Stock, (iii) 1,520,131 shares of Class B Common Stock owned directly by Max L. Fuller, and (iv) 11,172 shares of Class A Common Stock held in Mr. Fuller's 401(k) account (with the number of shares being equal to Mr. Fuller's June 20, 2007 account balance (the latest balance available under the Issuer's XPRE$$ SAVINGS 401(k) Plan) divided by the closing price on June 20, 2007).

Quinn Family Partnership

As of June 21, 2007, there were 12,117,517 shares of Class A Common Stock, 378,289 shares of restricted Class A Common Stock, and 3,040,262 shares of Class B Common Stock outstanding.  The Quinn Family Partnership holds 300,000 shares of Class A Common Stock, representing 1.9% of the issued and outstanding shares of Common Stock.  Mr. Quinn’s spouse, Anna Marie Quinn, holds the power to vote and dispose of such 300,000 shares of Class A Common Stock as the General Partner of the Quinn Family Partnership.

Max Fuller Limited Partnership, LLP

As of June 21, 2007, there were 12,117,517 shares of Class A Common Stock and 3,040,262 shares of Class B Common Stock outstanding.  The Max Fuller Limited Partnership, LLP holds 344,916 shares of Class A Common Stock, representing 2.2% of the issued and outstanding shares of Common Stock.  Mr. Fuller’s spouse, Janice B. Fuller, holds the power to vote and dispose of such 344,916 shares of Class A Common Stock as the General Partner of the Max Fuller Limited Partnership, LLP.

Mountain Lake Acquisition Company

MLAC does not have or share the power to vote or dispose of any shares of common stock.

(c)           On April 6, 2007, each of Max L. Fuller and Patrick E. Quinn were awarded 50,000 shares of restricted Class A Common Stock under the Issuer's 2006 Omnibus Incentive Plan.  Such shares normally would vest over five years and will likely immediately vest upon the closing of the Offer.  On May 21, 2007, Patrick E. Quinn purchased 70 shares of Class A Common Stock at a price of $13.8116 and gifted them to a third party on the same day.  Other than such transactions, during the past sixty days, there were no transactions (purchases or sales) in Class A Common Stock, or securities convertible into or exchangeable for shares of Class A Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

(d)           See Item 5(a) – (b) above.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Items 3, 4, and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.  Patrick E. Quinn and the Quinn Family Partnership, and Max L. Fuller and the Max Fuller Limited Partnership, LLP, respectively, have entered into joint filing agreements, which are attached as Exhibits 1-A and 1-B hereto, respectively.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1-A	Joint Filing Agreement, dated June 22, 2007, by and between Patrick E. Quinn and the Quinn Family Partnership

Exhibit 1-B	Joint Filing Agreement, dated June 22, 2007, by and between Max L. Fuller and the Max Fuller Limited Partnership, LLP

Exhibit 2	Proposal Letter, dated June 22, 2007, submitted to the Board of Directors of the Issuer by Patrick E. Quinn and Max L. Fuller, on behalf of Mountain Lake Acquisition Company.

Exhibit 3	Press Release, dated June 22, 2007, issued by Patrick E. Quinn and Max L. Fuller, on behalf of Mountain Lake Acquisition Company.

Exhibit 4	Debt Financing Letter, dated June 22, 2007, from SunTrust Bank and SunTrust Capital Markets Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

PATRICK E. QUINN

/s/Patrick E. Quinn____________________

MAX L. FULLER

/s/Max L. Fuller______________________

QUINN FAMILY PARTNERSHIP

/s/Anna Marie Quinn__________________
By:  Anna Marie Quinn
Its:  General Partner

MAX FULLER LIMITED PARTNERSHIP, LLP

/s/Janice B. Fuller______________________
By:  Janice B. Fuller
Its:  General Partner

MOUNTAIN LAKE ACQUISITION COMPANY

/s/Max L. Fuller
By: Max L. Fuller
Its: Chief Executive Officer

Dated: June 22, 2007